SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                             ----------------------

                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                   CONSOLIDATED RESOURCES HEALTH CARE FUND II
                            (Name of Subject Company)

                         WELCARE SERVICE CORPORATION-II
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                             ----------------------

                                John F. McMullan
                             Chief Financial Officer
                         Welcare Service Corporation-II
                        1175 Peachtree Street, Suite 850
                             Atlanta, Georgia 31106
                                 (404) 873-1919


                                 With Copies to:

                             Elizabeth H. Noe, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                     600 Peachtree Street, N.E., Suite 2400
                           Atlanta, Georgia 30308-2222
                                 (404) 815-2400


 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)


Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. |_|

ITEM 1.        SUBJECT COMPANY INFORMATION

        The name of the subject company is Consolidated Resources Health Care Fund II, a Georgia limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is c/o Welcare Service Corporation-II, 1175 Peachtree Street, Suite 850, Atlanta, Georgia 31106. The telephone number of the principal executive offices of the Partnership is (404) 873-1919. The general partners of the Partnership (the "General Partners") are Consolidated Associates II ("CA") and Welcare Service Corporation-II ("WSC"). Each General Partner owns one-half of the 4% ownership interest in the Partnership collectively held by the General Partners. WSC is the Managing General Partner of the Partnership.

        The Partnership owns and operates two health care facilities, the Mayfair Nursing Care Center and the Mayfair Retirement Center, both located in Columbus, Ohio. The nursing facility and the retirement facility are sometimes referred to herein as the "Properties".

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the units of limited partnership interest of the Partnership (the "Units"). As of the date hereof, there were 15,000 Units outstanding.

ITEM 2.        IDENTITY AND BACKGROUND OF FILING PERSON

        WSC, in its capacity as Managing General Partner of the Partnership, is the Person filing this Statement. WSC's address and business telephone number are the same as the business address and telephone number of the Partnership set forth in the first paragraph of Item 1 above.

        This Statement relates to the tender offer by MP Value Fund 8, LLC; MPF Flagship Fund 10, LLC; MPF-NY 2005, LLC; MP Falcon Fund, LLC; MPF Dewaay Premier Fund 2, LLC; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6A, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; Mackenzie Patterson Special Fund 5, LLC; MP Value Fund 6, LLC; MP Value Fund 7, LLC; MPF Flagship Fund 9, LLC; MPF Dewaay Premier Fund, LLC; Mackenzie Specified Income Fund, L.P.; MPF Special Fund 8, LLC; Accelerated High Yield Institutional Fund, Ltd., L.P. and C.E. Patterson (collectively, the "Purchasers"), to purchase all of the outstanding Units at a purchase price of $475 per Unit, less the amount of any distributions declared or made with respect to the Units between June 17, 2005 and July 17, 2005, or such other date to which the tender offer may be extended, in cash, without interest thereon, upon the terms and subject to the conditions set forth in Offer to Purchase, dated June 17, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"). Purchasers filed a Tender Offer Statement on Schedule TO (the "Schedule TO") with the Securities and Exchange Commission ("SEC") on June 17, 2005.

        The Purchasers' principal executive office, as set forth in the Schedule TO, is located at 1640 School Street, Moraga, California 94556 and the business phone is (925) 631-9100, ext. 206.

        With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors or actions or events with respect to any of them, neither WSC nor the Partnership take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        The Partnership is a limited partnership and has no executive officers or directors. Other than their 4% general partnership interest, the General Partners do not own any of the Units. Certain executive officers, directors or other affiliates of the General Partners, however, own Units of the Partnership as follows: John F. McMullan, the President, sole director and sole stockholder of WSC beneficially owns 25 Units indirectly through Camden Real




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Estate Company, an entity owned and managed by Mr. McMullan's spouse. Those
Units have recently been tendered by Mr. McMullan's spouse to Care Associates, LLC ("Care Associates") in response to the Offer to Purchase on Schedule TO-I filed by Care Associates on May 26, 2005 (the "CA Tender Offer"). Angelina Clayton, a director of Life Care Centers of America, Inc., also owns 5 Units which have likewise been recently tendered to Care Associates in response to the CA Tender Offer. Neither of these affiliates intends, at this time, to withdraw the Units tendered to Care Associates. Forrest Preston, who controls Care Associates, also owns a 33% general partner interest in CA, the non-managing General Partner.

        There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WSC or its affiliates, on the one hand, and the Partnership, the other General Partner (including the officers and directors of the other General Partner) or any other affiliates of the Partnership or the other General Partner, on the other hand, except as stated below in this Item 3. There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WSC or its affiliates, on the one hand, and the Purchasers, their executive officers, directors or affiliates, on the other hand.

Management Agreements

        Mayfair Nursing Care Center Pursuant to a Management Agreement executed in March 1991, management oversight for the nursing facility is provided by WSC (successor to Welcare Consolidated Resources Corporation of America, the original party to this agreement) and day-to-day management of the facility's operations is provided by Life Care Centers of America, Inc. ("Life Care"). Life Care owns a 0.5% interest in Mayfair Village Ltd. and Mayfair Nursing Care Center Ltd., the entities who own the Properties, and the remaining 99.5% interest of these entities is owned by the Partnership. As compensation for its services, WSC is entitled to monthly oversight fees equal to one percent (1%) of the nursing facility's operating income. As compensation for its services, Life Care is entitled to monthly management fees equal to five percent (5%) of the nursing facility's operating income. Although the Management Agreement by its terms expired in March 1996, the parties have continued to operate under its original provisions. Forrest Preston, who owns a 33% general partner interest in CA, one of the General Partners, owns 100% of Life Care and Mr. McMullan serves on Life Care's Board of Directors. In addition, Mr. McMullan and Mr. Preston have been involved in numerous business relationships for over 30 years, including those in which they invested in and/or managed properties similar to the Properties owned by the Partnership.

        Mayfair Retirement Center Also pursuant to a Management Agreement executed in March 1991 containing substantially identical terms as that applicable to the nursing facility, management oversight for the retirement facility is provided by WSC (successor to Welcare Consolidated Resources Corporation of America, the original party to this agreement) and day-to-day management of the facility's operations is provided by Life Care. As compensation for its services, WSC is entitled to monthly oversight fees equal to one percent (1%) of the retirement facility's operating income. As compensation for its services, Life Care is entitled to monthly management fees equal to five percent (5%) of the retirement facility's operating income. As with the nursing facility, although the Management Agreement by its terms expired in March 1996, the parties have continued to operate under its original provisions.

        Management Fees and Expenses Paid WSC (and/or its affiliate) received an aggregate of $153,643 and $158,446 in oversight fees and reimbursable expenses for the fiscal years ending December 31, 2003 and 2004, respectively, and an aggregate of $56,059 in oversight fees and reimbursable expenses for 2005. Life Care (and/or its affiliate) received an aggregate of $408,968 and $435,542 in management fees for the fiscal years ending December 31, 2003 and 2004, respectively, and an aggregate of $171,654 in management fees for 2005.

        Copies of the Management Agreements for the nursing facility and retirement facility are included as Exhibits (d)(1) and (d)(2) to WSC's Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 5, 2005 (the "First Mackenzie Statement") in connection with the tender offer of MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and Mackenzie Patterson Fuller, Inc. pursuant to the Offer to Purchase on Schedule TO dated April 21, 2005 (the "First Mackenzie Tender Offer") and are incorporated by reference herein.




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



Indemnification

        The Agreement of Limited Partnership of the Partnership dated October 31, 1983, as amended by subsequent amendments dated January 7, 1992 and July 16, 1998 (collectively, the "Partnership Agreement") contains customary indemnification rights for its General Partners and provides that the Partnership will indemnify its General Partners, and their employees and agents, against any liability or damages (including attorneys' fees) incurred by reason of any act performed or omitted to be performed by them in connection with the business of the Partnership. The General Partners shall not be relieved from any liability to the Limited Partners imposed by law for fraud, bad faith, willful neglect, gross negligence or breach of fiduciary duty. The Partnership Agreement (including all amendments) is included as Exhibit (d)(3(i) - (iii) to the First McKenzie Statement and is incorporated by reference herein.

        Under the terms of the Management Agreements described above, the Partnership is obligated to indemnify WSC and Life Care against any liability or damages incurred by reason of WSC's and Life Care's performance of its duties under the Management Agreements except to the extent the liability or damages is a result of WSC's or Life Care's own gross negligence or willful misconduct, or from or in connection with a material breach of their respective obligations under the Management Agreements.

Interests of Certain Persons in the Offer

        As stated above, affiliates of WSC and Life Care own an aggregate of 30 Units which have previously been tendered to Care Associates in connection with the CA Tender Offer. Neither of these affiliates intend, at this time, to withdraw those Units and, accordingly, these affiliates do not have any interest in the current Offer.

ITEM 4.        THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

        The Partnership, through its Managing General Partner, WSC, is required by the rules of the SEC to make a recommendation whether you should accept or reject this Offer or to state that the Partnership is remaining neutral with respect to the Offer. Since April 21, 2005, there have been three separate tender offers for the Units, specifically, the First Mackenzie Tender Offer, the CA Tender Offer and the Purchasers' current Offer. With respect to the First Mackenzie Tender Offer, WSC recommended that the holders of Units not tender because of the inadequate offer price and for the other reasons stated in the First Mackenzie Statement. With respect to the CA Tender Offer, in WSC's Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 9, 2005 (the "CA Statement"), WSC took a neutral position because of the potential conflicts of interest between WSC, Mr. McMullan, Mr. Preston and the entities owned or controlled by Mr. Preston, which conflicts of interest are identified in Item 3 above. With respect to the Purchasers' current Offer, WSC also does not express any opinion, and is remaining neutral with respect thereto, due to the same potential conflicts of interest. However, we call your attention to the following considerations:

    o The Offer is three times the purchase price previously offered in the First Mackenzie Tender Offer, which has expired, and is $19 higher than the purchase price previously offered in the CA Tender Offer, which expires, unless further extended, on June 28, 2005.

    o As stated in the First Mackenzie Statement and in the CA Statement, as of March 31, 2005, the Partnership had cash on hand of approximately $3,020,000 (including approximately $1,248,000 at the facility level).

    o As stated in the First Mackenzie Statement and in the CA Statement, as of December 31, 2003, according to reports filed with the Department of Health and Urban Development, the nursing home facility had total assets of $2,244,536, generated annual revenues of $6,812,490 and had net income of $455,396 and the retirement facility had total assets of $1,677,577, generated annual revenues of $1,735,735 and had net loss of $125,548.



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



    o As stated in the CA Statement, as of December 31, 2004, accordingly to reports filed with the Department of Health and Urban Development, the nursing home facility had total assets of $2,925,010, generated annual revenues of $6,771,169 and had net income of $507,923 and the retirement facility had total assets of $1,697,385, generated annual revenues of $1,960,871 and had net income of $75,465.

    o As the Partnership disclosed, among other things, in its Form 8-K filed June 10, 2005, the occupancy rates for the nursing home facility and the retirement facility were 88% and 86%, respectively, as of December 31, 2004, and were 96% and 98%, respectively, as of the end of the first quarter of 2005.

    o In addition to the foregoing considerations as well as its own informal valuation of the Partnership's assets conducted to provide information to Unit holders who need a value estimate for ERISA purposes, WSC believes the Partnership has a liquidation value in excess of $400 per Unit. The Purchasers have indicated in their Offer that they believe the estimated liquidation value may be in excess of $657 per Unit.

        In addition, as recently disclosed in its Form 8-K filed June 21, 2005, on June 17, 2005, WSC received a written notice (the "Special Meeting Notice") from Kodiak Partners III, Prizm Investments and Baseline Investments (the "Prizm Group"). The Prizm Group indicated that they, collectively, hold in excess of 10% of the Company's Units of Limited Partnership Interest ("Units"). In the Special Meeting Notice, the Prizm Group indicated an intent to exercise their rights under Sections 6.03, 6.035 and 6.04 of the Partnership Agreement to call for a special meeting of the limited partners in order to approve a proposal by the Prizm Group that all of the Company's assets be sold, that the Company be dissolved, and that the proceeds from a sale be distributed to the partners in connection with the dissolution. The Special Meeting Notice further advises that a statement of the proposed requested action to be taken (the "Proposal Statement") will be provided by the Prizm Group to the Managing General Partner sometime during the week of June 20, 2005. To date, the Managing General Partner is unaware of any proposals to purchase the Partnership's assets. Consequently, if the Prizm Group's proposal is, in fact, approved by the limited partners at the requested special meeting, appropriate steps to market the Partnership's assets would be undertaken by the Managing General Partner subsequent to such meeting.

        Assuming full compliance by the Prizm Group with the provisions of the Partnership Agreement, including receipt of the required Proposal Statement, the Managing General Partner intends to fulfill its obligations under the Partnership Agreement relating to the requested special meeting, subject only to compliance with the proxy solicitation rules of the SEC. The date of any such special meeting has not yet been determined and will depend on a number of factors including, (i) the timing of receipt of the Prizm Group's Proposal Statement, (ii) the filing by the Company of a proxy statement relating to the special meeting and (iii) the expiration of the SEC's review period, or if the SEC should comment on any portion of the proxy statement, the satisfaction of any such comments.

        In making a decision regarding whether to tender Units in the Offer, holders of the Units should also consider the following:

    o there can be no guarantee that, at any special meeting, the holders of a majority of the Units will approve any proposal to sell the Partnership's assets and its subsequent dissolution; and

    o there can be no guarantee that, even if holders of a majority of the Units approve a sale and dissolution of the Partnership, that the Managing General Partner will be able to locate a purchaser for the Partnership's assets and consummate a transaction in a timely manner or that such transaction will provide net sales proceeds ultimately available for distribution to Unit holders in excess of the amounts offered for such Units in the Offer.

Considerations for those Unit Holders Wishing to Sell their Units at this Time

        WSC recognizes that the individual financial circumstances of each Unit holder may be different, and there may be Unit holders who desire to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer, including the risk factors, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Offer:




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    o   Future Distributions. A Unit holder that tenders Units in the Offer will not receive any distributions from the Partnership for Units accepted for purchase. If the Partnership were to make a distribution on or after the Purchaser accepted Units in the Offer, the Purchaser would receive the distributions with respect to all accepted Units.

    o Transfer Restrictions. The terms of the Partnership Agreement prohibit a transfer of Units if that transfer would cause 50% or more of the Units to be transferred within twelve months, taking into account all other transfers during the preceding twelve months. Therefore, the Purchaser may only acquire a limited number of Units. Unit holders should therefore be aware that not all Units tendered may be accepted for payment. Unit holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold. In addition,
        Section 11.02 of the Partnership Agreement provides that, any transfer by a limited partner of its Units is effective to create the right of the transferee to share or participate in the profits or losses and cash flow of the Partnership until such time as the transferee is admitted as a substitute Limited Partner, which requires the consent of the General Partners. The General Partners may condition such consent on the receipt of an opinion of counsel that the transfer was made in compliance with all securities laws and will not jeopardize the tax treatment of the Partnership. In addition, the General Partners have a right to payment of their reasonable expenses in connection with the requested transfer before providing their consent.

    o Tax Consequences. All Unit holders are advised to consult with their own tax advisors concerning the tax consequences of tendering Units in the Offer. Unit holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. For example, if a holder sells only a portion of its Units, the tendering Unit holder would only be able to utilize any previous years' suspended losses from the Partnership in the current year to the extent of any gain on sale of the Units actually sold, as described in the Purchase Offer. However, if a Unit holder's entire interest is sold, any previous years' suspended losses from the Partnership would be deductible from ordinary income (subject to any other limitation applicable to the Unit holder). There will be other tax consequences to individual holders as a result of accepting the Offer or any other tender offer and those tax consequences could vary significantly for each holder based on the holder's unique tax situation or other circumstances.

    o Conditions of the Offer. The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business. It is also a condition of the Offer that there not be publicly disclosed (or Purchaser become aware) that more than 50% of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more of the outstanding Units. See Section 13 of the Offer to Purchase for a discussion of these and other conditions of the Offer. According to the Offer to Purchase, these conditions may be asserted or waived by the Purchaser in its reasonable discretion.

Intentions of Affiliates

        As stated above, affiliates of WSC and Life Care own an aggregate of 30 Units which have previously been tendered to Care Associates in connection with the CA Tender Offer. Neither of these affiliates intend, at this time, to withdraw those Units and, accordingly, these affiliates do not have any interest in the current Offer.




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ITEM 5.        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        To the knowledge of WSC, neither it nor the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit holders on WSC's or the Partnership's behalf concerning the Offer.

ITEM 6.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Other than the tender of Units in the CA Tender Offer as noted above, no transactions in the Units have been effected during the past 60 days by WSC or, to the knowledge of WSC, by any of the executive officers, directors or affiliates of WSC.

ITEM 7.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as otherwise described herein, no negotiation is being undertaken and no discussions are underway by the Partnership in response to the Offer which relates to: (1) a tender offer for or other acquisition of the Partnership's securities; or (2)(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (b) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

ITEM 8.        ADDITIONAL INFORMATION TO BE FURNISHED

        WSC notes that, while Purchaser has expressed no intentions in its Offer to Purchase to change the management of the Partnership, to the extent Purchaser accumulates a majority of the Units and thereafter attempts to remove the General Partners under the terms of the Partnership Agreement, any change in the General Partners of the Partnership will require approval of the U.S. Department of Housing and Urban Development. There can be no assurance any such consent would be given.

        The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expected," "estimated," and "projects" and similar expressions. These statements are based on assumptions and assessments made by WSC in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events. These forward-looking statements are subject to a number of factors that could cause actual results to differ from those mentioned herein, including, but not limited to, the following:

        o that the demand for or regulation of the type of skilled nursing services provided by the Properties may change in a way that adversely affects the value of the Properties including changes in Medicare or Medicaid reimbursement programs or other regulations impacting the nursing facility and retirement facility; and

        o that other factors that affect the skilled nursing facility business generally including, but not limited to, economic, political, governmental and technological factors affecting the Fund's operations, markets, products, services and prices may change in a way that adversely affects the Partnership.

        In addition, the Partnership's results of operations, financial condition and cash flows may be adversely affected by the unsolicited tender offer by the Purchasers and related actions taken by this group.




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        Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although WSC believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Partnership's performance are set forth in reports and documents filed by the Partnership with the SEC.

ITEM 9.        EXHIBITS

(a)(1)(i) Purchasers' Offer to Purchase Units of the Partnership dated June 17, 2005 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on June 17, 2005)

(a)(1)(ii) Letter of Transmittal and related instructions, dated June 17, 2005 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on June 17, 2005)

(a)(1)(iii)    Notice of Withdrawal from the CA Tender Offer (filed as Exhibit
               (a)(4) to the Schedule TO filed with the SEC by Purchasers on June 17, 2005)

(a)(1)(iv) Purchasers' Letter to Unit holders of the Partnership dated June 17, 2005 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on June 17, 2005)

(a)(5)(i)      Letter to Unit holders, dated July 1, 2005

(d)(1) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Nursing Care Center (filed as Exhibit (d)(1) to the Mackenzie Schedule and incorporated herein by reference)

(d)(2) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Retirement Center (filed as Exhibit (d)(2) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(i) Agreement of Limited Partnership of Consolidated Resources Health Care Fund II dated October 31, 1983 (filed as Exhibit (d)(3)(i) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(ii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated January 7, 1992 (filed as Exhibit (d)(3)(ii) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(iii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated July 16, 1998 (filed as Exhibit (d)(3)(iii) to the Mackenzie Schedule and incorporated herein by reference)




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



                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            WELCARE SERVICE CORPORATION-II

                                            By:    /s/ John F. McMullan
                                               ---------------------------------
                                               Name:  John F. McMullan
                                               Title: President
Dated: July 1, 2005







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



                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

(a)(1)(i) Purchasers' Offer to Purchase Units of the Partnership dated June 17, 2005 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on June 17, 2005)

(a)(1)(ii) Letter of Transmittal and related instructions, dated June 17, 2005 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on June 17, 2005)

(a)(1)(iii)    Notice of Withdrawal from the CA Tender Offer (filed as Exhibit
               (a)(4) to the Schedule TO filed with the SEC by Purchasers on June 17, 2005)

(a)(1)(iv) Purchasers' Letter to Unit holders of the Partnership dated June 17, 2005 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on June 17, 2005)

(a)(5)(i)      Letter to Unit holders, dated July 1, 2005

(d)(1) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Nursing Care Center (filed as Exhibit (d)(1) to the Mackenzie Schedule and incorporated herein by reference)

(d)(2) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Retirement Center (filed as Exhibit (d)(2) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(i) Agreement of Limited Partnership of Consolidated Resources Health Care Fund II dated October 31, 1983 (filed as Exhibit (d)(3)(i) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(ii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated January 7, 1992 (filed as Exhibit (d)(3)(ii) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(iii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated July 16, 1998 (filed as Exhibit (d)(3)(iii) to the Mackenzie Schedule and incorporated herein by reference)

                                                               Exhibit (a)(5)(i)

                        WELCARE RESOURCES CORPORATION-II
                              1175 Peachtree Street
                                    Suite 850
                             Atlanta, Georgia 31106
                                 (404) 873-1919

                                  July 1, 2005

Dear Unit Holder of Consolidated Resources Health Care Fund II (the "Partnership"):

        A tender offer has been announced by MP Value Fund 8, LLC; MPF Flagship Fund 10, LLC; MPF-NY 2005, LLC; MP Falcon Fund, LLC; MPF Dewaay Premier Fund 2, LLC; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6A, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; Mackenzie Patterson Special Fund 5, LLC; MP Value Fund 6, LLC; MP Value Fund 7, LLC; MPF Flagship Fund 9, LLC; MPF Dewaay Premier Fund, LLC; Mackenzie Specified Income Fund, L.P.; MPF Special Fund 8, LLC; Accelerated High Yield Institutional Fund, Ltd., L.P. and C.E. Patterson (collectively, the "Purchasers") at a purchase price of $475 per Unit.

        The Partnership is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. Due to potential conflicts of interest as more fully discussed in the enclosed Schedule 14D-9, we, Welcare Resources Corporation-II, in our capacity as Managing General Partner of the Partnership, do not express any opinion, and is remaining neutral, with respect to Purchasers' offer. However, we call your attention to the following considerations:

    o The Offer is three times the purchase price previously offered by the initial Mackenzie Patterson Fuller entities under their Offer to Purchase dated April 21, 2005, and is $19 higher than the purchase price previously offered by Care Associates, LLC under its Offer to Purchase dated May 26, 2005.

    o As of March 31, 2005, the Partnership had cash on hand of approximately $3,020,000 (including approximately $1,248,000 at the facility level).

    o As of December 31, 2003, according to reports filed with the Department of Health and Urban Development, the nursing home facility had total assets of $2,244,536, generated annual revenues of $6,812,490 and had net income of $455,396 and the retirement facility had total assets of $1,677,577, generated annual revenues of $1,735,735 and had net loss of $125,548.

    o As of December 31, 2004, accordingly to reports filed with the Department of Health and Urban Development, the nursing home facility had total assets of $2,925,010, generated annual revenues of $6,771,169 and had net income of $507,923 and the retirement facility had total assets of $1,697,385, generated annual revenues of $1,960,871 and had net income of $75,465.

    o The occupancy rates for the nursing home facility and the retirement facility were 88% and 86%, respectively, as of December 31, 2004, and were 96% and 98%, respectively, as of the end of the first quarter of 2005.

    o Because of the foregoing considerations as well as its own informal valuation of the Partnership's assets conducted to provide information to Unit holders who need a value estimate for ERISA purposes, WSC believes the Partnership has a liquidation value in excess of $400 per Unit. We note, however, the Purchasers have indicated in their Offer that they believe the estimated liquidation value may be in excess of $657 per Unit.

        In addition, as recently disclosed in its Form 8-K filed June 21, 2005, on June 17, 2005, WSC received a written notice (the "Special Meeting Notice") from Kodiak Partners III, Prizm Investments and Baseline Investments (the "Prizm Group"). The Prizm Group indicated that they, collectively, hold in excess of 10% of the Company's Units of Limited Partnership Interest ("Units"). In the Special Meeting Notice, the Prizm Group indicated an intent to exercise their rights under Sections 6.03, 6.035 and 6.04 of the Partnership Agreement to call for a special meeting of the limited partners in order to approve a proposal by the Prizm Group that all of the Company's assets be sold, that the Company be dissolved, and that the proceeds from a sale be distributed to the partners in connection with the dissolution. The Special Meeting Notice further advises that a statement of the proposed requested action to be taken (the "Proposal Statement") will be provided by the Prizm Group to the Managing General Partner sometime during the week of June 20, 2005. To date, the Managing General Partner is unaware of any proposals to purchase the Partnership's assets. Consequently, if the Prizm Group's proposal is, in fact, approved by the limited partners at the requested special meeting, appropriate steps to market the Partnership's assets would be undertaken by the Managing General Partner subsequent to such meeting.

        Assuming full compliance by the Prizm Group with the provisions of the Partnership Agreement, including receipt of the required Proposal Statement, the Managing General Partner intends to fulfill its obligations under the Partnership Agreement relating to the requested special meeting, subject only to compliance with the proxy solicitation rules of the Securities and Exchange Commission (the "SEC"). The date of any such special meeting has not yet been determined and will depend on a number of factors including, (i) the timing of receipt of the Prizm Group's Proposal Statement, (ii) the filing by the Company of a proxy statement relating to the special meeting and (iii) the expiration of the SEC's review period, or if the SEC should comment on any portion of the proxy statement, the satisfaction of any such comments.

        In making a decision regarding whether to tender Units in the Offer, holders of the Units should also consider the following:

    o there can be no guarantee that, at any special meeting, the holders of a majority of the Units will approve any proposal to sell the Partnership's assets and its subsequent dissolution; and

    o there can be no guarantee that, even if holders of a majority of the Units approve a sale and dissolution of the Partnership, that the Managing General Partner will be able to locate a purchaser for the Partnership's assets and consummate a transaction in a timely manner or that such transaction will provide net sales proceeds ultimately available for distribution to Unit holders in excess of the amounts offered for such Units in the Offer.

        Affiliates of the Partnership beneficially own 30 Units but have tendered all of those Units to Care Associates, LLC in connection with its prior offer. These affiliates do not, at this time, intend to withdraw those Units.

        Should you have any questions, please contact the undersigned.

                                            Sincerely,

                                            WELCARE RESOURCES CORPORATION-II



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